Unaudited Interim Condensed Consolidated Financial Statements of
Algonquin Power & Utilities Corp.
For the three months ended March 31, 2024 and 2023

Algonquin Power & Utilities Corp.
Unaudited Interim Condensed Consolidated Statements of Operations

	Three months ended
(thousands of U.S. dollars, except per share amounts)	March 31
	2024	2023
Revenue
Regulated electricity distribution	$305,855	$315,973
Regulated natural gas distribution	233,953	271,138
Regulated water reclamation and distribution	85,023	87,421
Non-regulated energy sales	84,576	78,716
Other revenue	27,693	25,379
	737,100	778,627
Expenses
Operating expenses	261,785	238,120
Regulated electricity purchased	97,954	125,580
Regulated natural gas purchased	95,969	137,701
Regulated water purchased	3,881	3,869
Non-regulated energy purchased	3,538	7,806
Depreciation and amortization	129,540	121,641
Loss on foreign exchange	11,857	1,436
	604,524	636,153
Operating income	132,576	142,474
Interest expense (note 7)	(102,524)	(81,918)
Income (loss) from long-term investments (note 6)	(154,997)	210,513
Other income (note 5)	7,243	9,499
Other net losses (note 16)	(10,601)	(3,462)
Pension and other post-employment non-service costs (note 8)	(3,438)	(4,961)
Gain on derivative financial instruments (note 21(b)(iv))	133	2,166
Earnings (Loss) before income taxes	(131,608)	274,311
Income tax recovery (expense) (note 15)
Current	(5,104)	(6,500)
Deferred	16,407	(18,201)
	11,303	(24,701)
Net earnings (loss)	(120,305)	249,610
Net effect of non-controlling interests (note 14)
Non-controlling interests	31,159	26,579
Non-controlling interests held by related party	—	(6,050)
	$31,159	$20,529
Net earnings (loss) attributable to shareholders of Algonquin Power & Utilities Corp.	$(89,146)	$270,139
Series A Shares and Series D Shares dividend (note 12)	2,412	2,092
Net earnings (loss) attributable to common shareholders of Algonquin Power & Utilities Corp.	$(91,558)	$268,047
Basic and diluted net earnings (loss) per share (note 17)	$(0.13)	$0.39
See accompanying notes to unaudited interim condensed consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income (Loss)

	Three months ended
(thousands of U.S. dollars)	March 31
	2024	2023
Net earnings (loss)	$(120,305)	$249,610
Other comprehensive income (loss) ("OCI"):
Foreign currency translation adjustment, net of tax expense of $1,880 (2023 - tax expense $380), (notes 21(b)(iii) and 21(b)(iv))	(8,295)	15,425
Change in fair value of cash flow hedges, net of tax expense of $4,830 (2023 - tax recovery of $3,915), (note 21(b)(ii))	9,462	17,865
Change in pension and other post-employment benefits, net of tax recovery of $1,374 (2023 - tax recovery of $164)	(4,031)	(480)
OCI, net of tax	(2,864)	32,810
Comprehensive income (loss)	(123,169)	282,420
Comprehensive loss attributable to the non-controlling interests	(31,857)	(20,714)
Comprehensive income (loss) attributable to shareholders of Algonquin Power & Utilities Corp.	$(91,312)	$303,134
See accompanying notes to unaudited interim condensed consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Condensed Consolidated Balance Sheets

(thousands of U.S. dollars)	March 31,	December 31,
	2024	2023
ASSETS
Current assets:
Cash and cash equivalents	$86,265	$56,142
Trade and other receivables, net (note 4)	534,083	524,194
Fuel and natural gas in storage	46,353	48,982
Supplies and consumables inventory	184,503	178,150
Regulatory assets (note 5)	198,887	142,970
Prepaid expenses	85,617	81,926
Derivative instruments (note 21)	15,982	10,920
Other assets	18,932	23,061
	1,170,622	1,066,345
Property, plant and equipment, net	12,697,704	12,517,450
Intangible assets, net	88,298	93,938
Goodwill	1,315,942	1,324,062
Regulatory assets (note 5)	1,035,183	1,184,713
Long-term investments (note 6)
Investments carried at fair value	955,738	1,115,729
Other long-term investments	565,690	641,920
Derivative instruments (note 21)	96,639	72,328
Deferred income taxes	178,127	158,483
Other assets	203,836	198,993
	$18,307,779	$18,373,961
See accompanying notes to unaudited interim condensed consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Condensed Consolidated Balance Sheets (continued)

(thousands of U.S. dollars)	March 31,	December 31,
	2024	2023
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$175,102	$210,412
Accrued liabilities	523,677	554,875
Dividends payable (note 12)	74,848	74,916
Regulatory liabilities (note 5)	94,153	99,850
Long-term debt (note 7)	240,395	621,856
Other long-term liabilities (note 9)	52,861	80,458
Derivative instruments (note 21)	26,991	34,915
Other liabilities	7,973	7,898
	1,196,000	1,685,180
Long-term debt (note 7)	8,849,283	7,894,174
Regulatory liabilities (note 5)	562,227	634,446
Deferred income taxes	586,884	578,902
Derivative instruments (note 21)	102,529	75,961
Pension and other post-employment benefits obligation	102,296	96,653
Other long-term liabilities (note 9)	464,120	465,874
	10,667,339	9,746,010
Redeemable non-controlling interests
Redeemable non-controlling interest, held by related party	—	308,350
Redeemable non-controlling interests	9,638	10,013
	9,638	318,363
Equity:
Preferred shares	184,299	184,299
Common shares (note 10(a))	6,235,552	6,229,994
Additional paid-in capital	1,394	7,254
Deficit	(1,446,333)	(1,279,696)
Accumulated other comprehensive loss (“AOCI”) (note 11)	(104,452)	(102,286)
Total equity attributable to shareholders of Algonquin Power & Utilities Corp.	4,870,460	5,039,565
Non-controlling interests
Non-controlling interests - tax equity partnership units	1,212,885	1,196,720
Other non-controlling interests	354,094	347,338
Non-controlling interest, held by related party	(2,637)	40,785
	1,564,342	1,584,843
Total equity	6,434,802	6,624,408
Commitments and contingencies (note 19)
Subsequent events (notes 7(d), 10(c), 13(d), 19(a))
	$18,307,779	$18,373,961
See accompanying notes to unaudited interim condensed consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Condensed Consolidated Statements of Equity

(thousands of U.S. dollars) For the three months ended March 31, 2024

	Algonquin Power & Utilities Corp. Shareholders
	Common shares	Preferred shares	Additional paid-in capital	Deficit	AOCI	Non- controlling interests	Total
Balance, December 31, 2023	$6,229,994	$184,299	$7,254	$(1,279,696)	$(102,286)	$1,584,843	$6,624,408
Net loss	—	—	—	(89,146)	—	(31,159)	(120,305)
Effect of redeemable non-controlling interests not included in equity (note 14)	—	—	—	—	—	331	331
OCI	—	—	—	—	(2,166)	(698)	(2,864)
Dividends declared and distributions to non-controlling interests	—	—	—	(77,912)	—	(49,720)	(127,632)
Contributions received from non-controlling interests, net of cost	—	—	—	—	—	64,545	64,545
Common shares issued under employee share purchase plan	1,278	—	—	—	—	—	1,278
Share-based compensation	—	—	9,466	—	—	—	9,466
Common shares issued pursuant to share-based awards	4,280	—	(5,783)	421	—	—	(1,082)
Acquisition of non-controlling interest	—	—	(9,543)	—	—	(3,800)	(13,343)
Balance, March 31, 2024	$6,235,552	$184,299	$1,394	$(1,446,333)	$(104,452)	$1,564,342	$6,434,802
See accompanying notes to unaudited interim condensed consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Condensed Consolidated Statements of Equity (continued)

(thousands of U.S. dollars) For the three months ended March 31, 2023

	Algonquin Power & Utilities Corp. Shareholders
	Common shares	Preferred shares	Additional paid-in capital	Deficit	AOCI	Non- controlling interests	Total
Balance, December 31, 2022	$6,183,943	$184,299	$9,413	$(997,945)	$(160,063)	$1,616,792	$6,836,439
Net earnings	—	—	—	270,139	—	(20,529)	249,610
Effect of redeemable non-controlling interests not included in equity (note 14)	—	—	—	—	—	(5,719)	(5,719)
OCI	—	—	—	—	32,995	(185)	32,810
Dividends declared and distributions to non-controlling interests	—	—	—	(47,002)	—	(19,414)	(66,416)
Dividends and issuance of shares under dividend reinvestment plan	30,482	—	—	(30,482)	—	—	—
Contributions received from non-controlling interests, net of cost	—	—	—	—	—	9,082	9,082
Common shares issued under employee share purchase plan	1,708	—	—	—	—	—	1,708
Share-based compensation	—	—	1,093	—	—	—	1,093
Common shares issued pursuant to share-based awards	7,168	—	(9,730)	(225)	—	—	(2,787)
Balance, March 31, 2023	$6,223,301	$184,299	$776	$(805,515)	$(127,068)	$1,580,027	$7,055,820
See accompanying notes to unaudited interim condensed consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Condensed Consolidated Statements of Cash Flows

(thousands of U.S. dollars)	Three months ended March 31
	2024	2023
Cash provided by (used in):
Operating activities
Net earnings (loss)	$(120,305)	$249,610
Adjustments and items not affecting cash:
Depreciation and amortization	129,540	121,641
Deferred taxes	(16,407)	18,201
Initial value and changes in derivative financial instruments net of amortization	(1,745)	(4,969)
Share-based compensation	5,110	696
Cost of equity funds used for construction purposes	(869)	(658)
Change in value of investments carried at fair value	158,332	(179,384)
Pension and post-employment expense in excess of (lower than) contributions	3,982	(2,057)
Distributions received from equity investments, net of income	24,470	(2,034)
Other (notes 16(c))	3,180	(2,037)
Net change in non-cash operating items (note 20)	(54,543)	(164,791)
	130,745	34,218
Financing activities
Increase in long-term debt	2,040,119	429,984
Repayments of long-term debt	(1,625,952)	(203,776)
Net change in commercial paper	(256,021)	92,800
Issuance of common shares, net of costs	1,278	1,708
Cash dividends on common shares	(73,663)	(95,893)
Dividends on preferred shares	(2,412)	(2,092)
Contributions from non-controlling interests and redeemable non-controlling interests (note 3)	60,545	—
Production-based cash contributions from non-controlling interest	4,002	9,082
Distributions to non-controlling interests, related party	—	(12,056)
Distributions to non-controlling interests	(6,814)	(12,338)
Payments upon settlement of derivatives	—	(945)
Shares surrendered to fund withholding taxes on exercised share options	(970)	(568)
Acquisition of non-controlling interest	(10,059)	—
Increase in other long-term liabilities	6,632	4,430
Decrease in other long-term liabilities	(22,288)	(20,074)
	114,397	190,262
Investing activities
Additions to property, plant and equipment and intangible assets	(212,546)	(169,749)
Increase in long-term investments	(15,893)	(47,605)
Divestiture of operating entity (note 3(c))	17,721	—
Increase in other assets	(931)	(1,850)
	(211,649)	(219,204)
Effect of exchange rate differences on cash and restricted cash	(1,663)	503
Increase in cash, cash equivalents and restricted cash	31,830	5,779
Cash, cash equivalents and restricted cash, beginning of period	76,139	101,185
Cash, cash equivalents and restricted cash, end of period	$107,969	$106,964

Algonquin Power & Utilities Corp. Unaudited Interim Condensed Consolidated Statements of Cash Flows (continued)

(thousands of U.S. dollars)	Three months ended March 31
	2024	2023
Supplemental disclosure of cash flow information:
Cash paid during the period for interest expense	$109,629	$102,712
Cash paid during the period for income taxes	$2,664	$2,041
Cash received during the period for distributions from equity investments	$26,388	$28,281
Non-cash financing and investing activities:
Property, plant and equipment acquisitions in accruals	$50,702	$99,587
Issuance of common shares under dividend reinvestment plan and share-based compensation plans	$5,558	$39,358
Property, plant and equipment, intangible assets and accrued liabilities in exchange of note receivable	$19,745	$—
See accompanying notes to unaudited interim condensed consolidated financial statements

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
Algonquin Power & Utilities Corp. ("AQN" or the "Company") is an incorporated entity under the Canada Business Corporations Act. AQN's operations are organized across two primary business units consisting of the Regulated Services Group and the Renewable Energy Group. The Regulated Services Group primarily owns and operates a portfolio of regulated electric, water distribution and wastewater collection, and natural gas utility systems and transmission operations in the United States, Canada, Bermuda and Chile; the Renewable Energy Group primarily owns and operates, or has investments in, a diversified portfolio of non-regulated renewable and thermal energy generation assets.
1.Significant accounting policies
(a)Basis of preparation
The accompanying unaudited interim condensed consolidated financial statements and notes have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP") for interim financial information and follow disclosure required under Regulation S-X provided by the U.S. Securities and Exchange Commission ("SEC"). Accordingly, these unaudited interim condensed consolidated financial statements do not include all information and notes required by U.S. GAAP for annual financial statements and should be read in conjunction with the consolidated financial statements of AQN as of and for the year ended December 31, 2023.
In the opinion of management, the unaudited interim condensed consolidated financial statements include all adjustments that are of a recurring nature and necessary for a fair presentation of the results of interim operations.
The significant accounting policies applied to these unaudited interim condensed consolidated financial statements of AQN are consistent with those disclosed in the consolidated financial statements of AQN as of and for the year ended December 31, 2023.
(b)Seasonality
AQN's operating results are subject to seasonal fluctuations that could materially impact quarter-to-quarter operating results and, thus, one quarter’s operating results are not necessarily indicative of a subsequent quarter's operating results. Where decoupling mechanisms exist, total volumetric revenue is prescribed by the applicable regulatory authority and is not affected by usage. AQN’s electrical distribution utilities can experience higher or lower demand in the summer or winter depending on the specific regional weather and industry characteristics. AQN’s water and wastewater utility assets’ revenues fluctuate depending on the demand for water, which is normally higher during the drier and hotter months of the summer. During the winter period, natural gas distribution utilities generally experience higher demand than during the summer period. AQN’s hydroelectric energy assets are primarily "run-of-river" and, as such, fluctuate with the natural water flows. During the winter and summer periods, flows are generally slower, while during the spring and fall periods flows are heavier. For AQN's wind energy assets, wind resources are typically stronger in spring, fall and winter, and weaker in summer. AQN's solar energy assets generally experience greater insolation in summer, weaker in winter.
(c)Foreign currency translation
AQN’s reporting currency is the U.S. dollar. Within these unaudited interim condensed consolidated financial statements, the Company denotes any amounts denominated in Canadian dollars with "C$", in Chilean pesos with "CLP" and in Chilean Unidad de Fomento with "CLF" immediately prior to the stated amount.
2.     Recently issued accounting pronouncements
(a)Recently adopted accounting pronouncements
There were no accounting pronouncements adopted in the current period.
(b)Recently issued accounting guidance not yet adopted
There were no recently issued accounting guidance not yet adopted in the current period.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
3.Business acquisitions and dispositions
(a)    Acquisition of Sandy Ridge II Wind Facility
On February 15, 2024, Algonquin Power Fund (America) Inc., a wholly owned subsidiary of the Company, acquired the remaining 50% ownership in the Sandy Ridge II Wind Facility for consideration of $36,551. The transaction has been accounted for as an asset acquisition. Subsequent to acquisition, the tax equity investors provided additional funding of $60,545, and a third-party construction loan of $162,341 was repaid.
The following table summarizes the allocation of the aggregate purchase price to the assets acquired and liabilities assumed at the acquisition date.

Sandy Ridge II
Working capital	$3,526
Property, plant and equipment	196,461
Long-term debt	(162,341)
Asset retirement obligation	(456)
Deferred tax liability	(639)
Total net assets acquired	36,551
Cash and cash equivalents	—
Net assets acquired, net of cash and cash equivalents	$36,551
(b)    Acquisition of Liberty Development JV Inc. & Liberty Development Energy Solutions B.V.
On January 4, 2024, the Company acquired the remaining 50% ownership in Liberty Development JV Inc. and Algonquin (AY Holdco) B.V., a wholly owned subsidiary of the Company, acquired the remaining 50% ownership in Liberty Development Energy Solutions B.V., for a combined purchase price of $7,859. The transaction has been accounted for as an asset acquisition and purchase of non-controlling interest. The consideration paid in excess of the fair value of the net assets acquired of $8,696 was recorded in equity.
As a result of the transaction, $306,500 that was previously recorded as redeemable non-controlling interest held by related party was reclassified to long-term debt. See note 7(b).
(c)     Sale of Windsor Locks Thermal Facility
On March 1, 2024, the Company sold its 100% equity interest in the 74.9 MW Windsor Locks Thermal Facility for a consideration of $17,721.
4.Accounts receivable
Accounts receivable as of March 31, 2024 include unbilled revenue of $80,937 (December 31, 2023 - $107,001) from the Company’s regulated utilities. Accounts receivable as of March 31, 2024 are presented net of allowance for doubtful accounts of $26,657 (December 31, 2023 - $30,244).

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
5.Regulatory matters
The operating companies within the Regulated Services Group are subject to regulation by the respective regulators of the jurisdictions in which they operate. The respective regulators have jurisdiction with respect to rate, service, accounting policies, issuance of securities, acquisitions and other matters. Except for Suralis, these utilities operate under cost-of-service regulation as administered by these authorities. The Company’s regulated utility operating companies are accounted for under the principles of ASC 980, Regulated Operations. Under ASC 980, regulatory assets and liabilities that would not be recorded under U.S. GAAP for non-regulated entities are recorded to the extent that they represent incurred charges or credits that are probable of being recovered from or refunded to customers through the rate setting process.
At any given time, the Company can have several regulatory proceedings underway. The financial effects of these proceedings are reflected in the unaudited interim condensed consolidated financial statements based on regulatory approval obtained to the extent that there is a financial impact during the applicable reporting period. The following regulatory proceedings were recently completed:

Utility	State, Province or Country	Regulatory Proceeding Type	Details
BELCO	Bermuda	General Rate Case ("GRC")
On September 30, 2021, BELCO filed its revenue allowance application in which it requested a $34,800 increase for 2022 and a $6,100 increase for 2023. On March 18, 2022, the Regulatory Authority ("RA") approved an annual increase of $22,800, for a revenue allowance of $224,100 for 2022 and $226,200 for 2023. The RA authorized a 7.16% rate of return, comprised of a 62% equity and an 8.92% return on equity. In April 2022, BELCO filed an appeal in the Supreme Court of Bermuda challenging the decisions made by the RA through the recent Retail Tariff Review. On February 23, 2024, the Bermuda Supreme Court issued an order denying the BELCO appeal.

Empire Electric	Arkansas	General rate review	On December 7, 2023, the Arkansas Public Service Commission issued an order approving the settlement agreement authorizing a revenue increase of $5,300. New rates became effective January 1, 2024.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
5.Regulatory matters (continued)
Regulatory assets and liabilities consist of the following:

	March 31,	December 31,
	2024	2023
Regulatory assets
Securitized costs, net (a)	$299,517	$—
Rate adjustment mechanism	182,760	192,880
Deferred capitalized costs	135,365	124,517
Fuel and commodity cost adjustments	118,998	326,418
Income taxes	100,455	101,939
Wildfire mitigation and vegetation management	68,598	64,146
Pension and post-employment benefits	67,846	68,822
Environmental remediation	62,799	66,779
Clean energy and other customer programs	31,174	37,214
Debt premium	17,437	18,995
Retired generating plant	16,281	183,732
Asset retirement obligation	11,780	26,620
Cost of removal	11,084	11,084
Rate review costs	9,426	8,815
Long-term maintenance contract	4,440	4,932
Other	96,110	90,790
Total regulatory assets	$1,234,070	$1,327,683
Less: current regulatory assets	(198,887)	(142,970)
Non-current regulatory assets	$1,035,183	$1,184,713

Regulatory liabilities
Income taxes	$275,427	$290,121
Cost of removal	187,160	185,786
Pension and post-employment benefits	112,071	104,636
Fuel and commodity cost adjustments	43,023	42,850
Clean energy and other customer programs	12,926	12,730
Rate adjustment mechanism	3,178	2,078
Other	22,595	96,095
Total regulatory liabilities	$656,380	$734,296
Less: current regulatory liabilities	(94,153)	(99,850)
Non-current regulatory liabilities	$562,227	$634,446
As recovery of regulatory assets is subject to regulatory approval, if there were any changes in regulatory positions that indicate recovery is not probable, the related cost would be charged to earnings in the period of such determination. The Company generally does not earn a return on the regulatory balances except for carrying charges on fuel and commodity cost adjustments, rate adjustment mechanism, clean energy and other customer programs, and rate review costs of some jurisdictions. During the three months ended March 31, 2024, the Company recognized $7,243 (2023 - $9,499) of carrying charges on regulatory balances on the unaudited interim condensed consolidated statements of operations under other income, which was computed using only the debt component of the allowed returned.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
5.Regulatory matters (continued)
(a)Securitized costs, net
On January 30, 2024, The Empire District Electric Company securitized, through the issuance of bonds (see note 7(e)), $301,463 of qualified extraordinary costs associated with the Midwest Extreme Weather Event and energy transition costs related to the retirement of the Asbury generating plant. The securitized costs will be amortized on a straight-line basis over the life of the bonds. As of March 31, 2024, $2,076 was recorded as amortization expense in the consolidated statement of operations under depreciation and amortization. The bonds will be paid through Securitized Utility Tariff Charges, which are designed to recover the full scheduled principal amount of the bonds along with any associated interest and financing costs.
6.Long-term investments
Long-term investments consist of the following:

	March 31,	December 31,
	2024	2023
Long-term investments carried at fair value
Atlantica	$904,835	$1,052,703
Atlantica Yield Energy Solutions Canada Inc.	49,050	61,064
Other	1,853	1,962
	$955,738	$1,115,729
Other long-term investments
Equity-method investees (a)	$442,906	$456,393
Development loans receivable from equity-method investees (a)	94,696	158,110
Other	28,088	27,417
	$565,690	$641,920
Income (loss) from long-term investments for the three months ended March 31 is as follows:

	Three months ended
	March 31
	2024	2023
Fair value gain (loss) on investments carried at fair value
Atlantica	$(147,868)	$179,204
Atlantica Yield Energy Solutions Canada Inc.	(10,562)	196
Other	98	(16)
	$(158,332)	$179,384
Dividend and interest income from investments carried at fair value
Atlantica	$21,789	$21,789
Atlantica Yield Energy Solutions Canada Inc.	3,891	5,857
Other	17	10
	$25,697	$27,656
Other long-term investments
Equity method gain (loss) (b)	(24,266)	2,281
Interest and other income	1,904	1,192
	$(22,362)	$3,473
Income (loss) from long-term investments	$(154,997)	$210,513

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
6.Long-term investments (continued)
(a)Equity-method investees and development loans receivable from equity investees
The Renewable Energy Group has non-controlling interests in operating renewable energy facilities and projects under construction. The Regulated Services Group has non-controlling interests in a power transmission line project under construction and other non-regulated operating entities owned by its utilities. In total, the Company has non-controlling interests in various corporations, partnerships and joint ventures with a total carrying value of $442,906 (December 31, 2023 - $456,393), including investments in variable interest entities ("VIEs") of $173,966 (December 31, 2023 - $179,728).
During the three months ended March 31, 2024, the Company made capital contributions of $9,074 to the Texas Coastal Wind Facilities (Stella, Cranell, East Raymond and West Raymond) and $800 to projects under construction.
Summarized combined information for AQN's investments in partnerships and joint ventures is as follows:

	March 31,	December 31,
	2024	2023
Total assets	$2,713,684	$3,235,474
Total liabilities	1,426,641	1,962,115
Net assets	$1,287,043	$1,273,359
AQN's ownership interest in the entities	393,951	388,993
Difference between investment carrying amount and underlying equity in net assets(a)	48,955	67,400
AQN's investment carrying amount for the entities	$442,906	$456,393
(a) The difference between the investment carrying amount and the underlying equity in net assets relates primarily to development fees, interest capitalized while the projects are under construction, the fair value of guarantees provided by the Company in regards to the investments and transaction costs.

Summarized combined information for AQN's equity method investees (presented at 100%) is as follows:

	Three months ended
	March 31
	2024	2023
Revenue	$12,635	$26,146
Net gain (loss)	(45,332)	5,541
Other comprehensive income (loss) (a)	9,672	(10,653)
Net gain (loss) attributable to AQN	$(24,266)	$2,281
Other comprehensive income (loss) attributable to AQN (a)	$2,758	$(4,368)
(a) Other comprehensive income (loss) represents the Company’s proportion of the change in fair value, recorded in OCI at the investee level, on energy derivative financial instruments designated as a cash flow hedge.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
6.Long-term investments (continued)
(a)Equity-method investees and development loans receivable from equity investees (continued)
Development projects are considered VIEs due to the level of equity at risk and the disproportionate voting and economic interests of the shareholders. The Company has committed loan and credit support facilities with some of its equity investees. During construction, the Company has agreed to provide cash advances and credit support for the continued development and construction of the equity investees' projects. As of March 31, 2024, the Company had issued letters of credit and guarantees of performance obligations under: a security of performance for a development opportunity; wind turbine and solar panel supply agreements; interconnection agreements; engineering, procurement and construction agreements; energy purchase agreements; and construction loan agreements. The fair value of the support provided to all equity investees as of March 31, 2024 amounts to $10,788 (December 31, 2023 - $12,666).
Summarized combined information for AQN's VIEs is as follows:

	March 31,	December 31,
	2024	2023
AQN's maximum exposure in regards to VIEs
Carrying amount	$173,966	$179,728
Development loans receivable	94,696	158,110
Indirect guarantees of debt on behalf of VIEs	587,579	740,866
Other indirect guarantees and commitments on behalf of VIEs	270,797	303,641
	$1,127,038	$1,382,345
The commitments are presented on a gross basis assuming no recoverable value in the assets of the VIEs. In addition, as of March 31, 2024, the Company had issued $121,694 in letters of credit and guarantees of performance obligations under energy purchase agreements and decommissioning obligations on behalf of operating equity-method investees that are not considered VIEs.
(b)Equity-method gain (loss)
For the three months ended March 31, 2024, the Company recorded an unrealized loss of $10,034 within Income (loss) from long-term investments for certain energy derivatives held by Texas Coastal Wind Facilities (2023 - $nil). Additionally, for the three months ended March 31, 2024, the Company recognized a loss due to a prior period adjustment of $8,481 related to a Hypothetical Liquidation at Book Value ("HLBV") calculation by its equity-method investment, within Income (loss) from long-term investments.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
7.Long-term debt
Long-term debt consists of the following:

Borrowing type	Weighted average coupon	Maturity	Par value		March 31,	December 31,
					2024	2023
Senior unsecured revolving credit facilities (a)	—	2024-2028	N/A		$1,049,564	$1,624,186
Senior unsecured bank credit facilities and delayed draw term facility (b)	—	2024-2031	N/A		1,082,243	786,962
Commercial paper	—	2024	N/A		225,699	481,720
U.S. dollar borrowings
Senior unsecured notes (Green Equity Units) (c)	5.37%	2026		$1,150,000	1,143,402	1,144,897
Senior unsecured notes (d)	4.23%	2024-2047		$2,265,000	2,250,398	1,406,278
Senior unsecured utility notes	6.30%	2025-2035		$137,000	147,173	147,589
Senior secured utility bonds (e)	4.82%	2026-2044		$861,684	852,589	551,166
Canadian dollar borrowings
Senior unsecured notes	3.68%	2027-2050	C$	1,200,000	881,710	904,604
Senior secured project notes	10.21%	2027	C$	15,983	11,796	12,738
Chilean Unidad de Fomento borrowings
Senior unsecured utility bonds	3.90%	2028-2040	CLF	1,521	66,743	70,967
					$7,711,317	$7,131,107
Subordinated borrowings
Subordinated unsecured notes	5.25%	2082	C$	400,000	291,389	$298,382
Subordinated unsecured notes	5.21%	2079-2082		$1,100,000	1,086,972	1,086,541
					$1,378,361	$1,384,923
					$9,089,678	$8,516,030
Less: current portion					(240,395)	(621,856)
					$8,849,283	$7,894,174
Short-term obligations of $1,068,286 that are expected to be refinanced using the long-term credit facilities are presented as long-term debt.
Long-term debt issued at a subsidiary level (project notes or utility bonds) relating to a specific operating facility is generally collateralized by the respective facility with no other recourse to the Company. Long-term debt issued at a subsidiary level whether or not collateralized generally has certain financial covenants, which must be maintained on a quarterly basis. Non-compliance with the covenants could restrict cash distributions/dividends to the Company from the specific facilities.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
7.Long-term debt (continued)
The following table sets out the bank credit facilities available to AQN and its operating groups:

	March 31,	December 31,
	2024	2023
Revolving and term credit facilities	$4,882,900	$4,562,000
Funds drawn on facilities/commercial paper issued	(2,358,100)	(2,892,900)
Letters of credit issued	(461,400)	(469,100)
Liquidity available under the facilities	$2,063,400	1,200,000
Undrawn portion of uncommitted letter of credit facilities	(254,900)	(254,100)
Cash on hand	86,265	56,142
Total liquidity and capital reserves	$1,894,765	$1,002,042
Recent financing activities:
(a)Senior unsecured revolving credit facilities
On January 29, 2024, the Regulated Services Group amended its senior unsecured revolving credit facility, increasing the limit by $25,000 to $100,000.
(b)Senior unsecured bank credit facilities and delayed draw term facility
On January 8, 2024, the maturity date of the fully drawn $306,500 secured credit facility of Liberty Development Energy Solutions B.V. (the "Margin Loan") was extended to September 30, 2024. The Company has reclassified the Margin Loan from redeemable non-controlling interest held by related party to long-term debt as at January 4, 2024.
(c)Senior unsecured notes (Green Equity Units)
On March 28, 2024, the Company successfully remarketed its $1,150,000 aggregate principal amount of 1.18% Senior Notes due June 15, 2026 (the "Notes"). The Notes were originally issued in June 2021, together with the related purchase contracts (the "Purchase Contracts"), as a component of the Company’s corporate units (the "Green Equity Units"). In connection with the remarketing, the interest rate on the Notes was reset to 5.365%, with the maturity date remaining June 15, 2026. The proceeds from the remarketing of the Notes were used, as an interim step prior to the settlement of the Purchase Contracts, to purchase a portfolio of treasury securities maturing on June 13, 2024. The holders of Green Equity Units hold beneficial ownership to the treasury portfolio, however the treasury portfolio is pledged to The Bank of New York Mellon Trust Company, N.A., as collateral agent, for the Company’s benefit to secure the obligation of holders of Green Equity Units to purchase common shares of the Company under the Purchase Contracts.
(d)Senior unsecured notes
On January 12, 2024, Liberty Utilities Co. completed an offering of $500,000 aggregate principal amount of 5.577% senior notes due January 31, 2029 (the "2029 Notes") and $350,000 aggregate principal amount of 5.869% senior notes due January 31, 2034 (the "2034 Notes" and together with the 2029 Notes, the "Senior Notes"). The Senior Notes are unsecured and unsubordinated obligations of Liberty Utilities Co. and rank equally with all of Liberty Utilities Co.’s existing and future unsecured and unsubordinated indebtedness and senior in right of payment to any existing and future Liberty Utilities Co.’s subordinated indebtedness. The 2029 Notes were priced at an issue price of 99.996% of their face value and the 2034 Notes were priced at an issue price of 99.995% of their face value. Liberty Utilities Co. used the net proceeds from the sale of the Senior Notes to repay indebtedness.
Subsequent to the quarter-end, on April 30, 2024, the Company repaid a $70,000 senior unsecured note on its maturity.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
7.Long-term debt (continued)
(e)Senior secured utility bonds
On January 30, 2024, Empire District Bondco, LLC, a wholly owned subsidiary of The Empire District Electric Company, completed an offering of approximately $180,500 of aggregate principal amount of 4.943% Securitized Utility Tariff Bonds with a maturity date of January 1, 2035 and $125,000 aggregate principal amount of 5.091% Securitized Utility Tariff Bonds with a maturity date of January 1, 2039, to recover previously incurred qualified extraordinary costs associated with the Midwest Extreme Weather Event and energy transition costs related to the retirement of the Asbury generating plant described in note 5.
As of March 31, 2024, the Company had accrued $77,078 in interest expense (December 31, 2023 - $74,493). Total interest expense recognized for the three months ended March 31, 2024 and 2023 consists of the following:

	Three months ended
	March 31
	2024	2023
Long-term debt	$66,712	$62,112
Commercial paper, credit facility draws and related fees	43,113	24,909
Accretion of fair value adjustments	(5,862)	(3,349)
Capitalized interest and AFUDC capitalized on regulated property	(3,392)	(3,675)
Other	1,953	1,921
	$102,524	$81,918
8.Pension and other post-employment benefits
The following table lists the components of net benefit costs for the pension plans and other post-employment benefits ("OPEB"). Service cost is recorded as part of operating expenses and non-service costs have been recorded outside of operating income in the unaudited interim condensed consolidated statements of operations.

	Pension benefits		OPEB
	Three months ended March 31,		Three months ended March 31,
	2024	2023	2024	2023
Service cost	$3,084	$2,927	$780	$989
Non-service costs
Interest cost	8,433	8,393	2,653	3,438
Expected return on plan assets	(8,697)	(8,316)	(2,644)	(2,746)
Amortization of net actuarial loss	(391)	(124)	(1,599)	(561)
Amortization of prior service credits	(360)	(373)	(213)	(213)
Impact of regulatory accounts	4,371	4,095	1,885	1,368
	$3,356	$3,675	$82	$1,286
Net benefit cost	$6,440	$6,602	$862	$2,275

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
9.Other long-term liabilities
Other long-term liabilities consist of the following:

	March 31,	December 31,
	2024	2023
Contract adjustment payments	$19,342	$39,590
Asset retirement obligations	116,010	115,611
Advances in aid of construction	84,983	88,135
Environmental remediation obligation	39,146	40,772
Customer deposits	36,104	36,294
Unamortized investment tax credits	17,162	17,255
Deferred credits and contingent consideration	42,211	40,945
Hook-up fees	7,499	7,425
Lease liabilities	20,672	20,493
Contingent development support obligations	10,788	12,666
Note payable to related party	25,808	25,808
Contingent liability	66,000	66,000
Other	31,256	35,338
	$516,981	$546,332
Less: current portion	(52,861)	(80,458)
	$464,120	$465,874
10.Shareholders’ capital
(a)Common shares
The number of common shares outstanding is as follows:

	Three months ended
	March 31
	2024	2023
Common shares, beginning of period	689,271,039	683,614,803
Dividend reinvestment plan	—	4,370,289
Exercise of share-based awards (b)	365,832	606,960
Common shares, end of period	689,636,871	688,592,052
(b)Share-based compensation
For the three months ended March 31, 2024, AQN recorded $5,110 (2023 - $696) in total share-based compensation expense. The compensation expense is recorded with operating expenses in the unaudited interim condensed consolidated statements of operations. The portion of share-based compensation costs capitalized as cost of construction is insignificant.
As of March 31, 2024, total unrecognized compensation costs related to non-vested share-based awards were $30,937 and are expected to be recognized over a period of 1.2 years.
Stock option plan
During the three months ended March 31, 2024, there were no stock options granted to the executives of the Company.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
10.Shareholders’ capital (continued)
(b)Share-based compensation (continued)
Performance and restricted share units
During the three months ended March 31, 2024, a total of 737,235 performance share units ("PSUs") and restricted share units ("RSUs") were granted to employees of the Company. The awards vest based on the terms of each agreement ranging from January 2024 to January 2027. During the three months ended March 31, 2024, the Company settled 261,955 PSUs and RSUs in exchange for 153,611 common shares issued from treasury, and 108,344 PSUs and RSUs were settled at their cash value as payment for tax withholding related to the settlement of the awards.
During the three months ended March 31, 2024, there were no bonus deferral settlements made by the Company. During the three months ended March 31, 2024, 2,876 bonus deferral RSUs were granted to employees of the Company. The RSUs are 100% vested.
Directors' deferred share units
During the three months ended March 31, 2024, 53,002 deferred share units ("DSUs") were issued pursuant to the election by directors of the Company to defer a percentage of their directors' fee in the form of DSUs.
(c)Preferred shares
The dividend rate on the Company’s Cumulative Rate Reset Preferred Shares, Series D (the "Series D Shares") was reset on March 31, 2024 and will, unless redeemed, reset every five years thereafter at a rate equal to the then five-year Government of Canada bond plus 3.28%. Effective March 31, 2024, the dividend rate was reset to 6.853%. The Series D Shares were redeemable at C$25 per share on April 1, 2024, however the Company elected not to exercise its redemption right. The holders of Series D Shares had the right to convert their shares into Cumulative Floating Rate Preferred Shares, Series E (the "Series E Shares"), on April 1, 2024, however fewer than 1,000,000 Series D Shares were tendered for conversion. As a result, no Series E Shares were issued and holders of Series D Shares who tendered their Series D Shares for conversion were not entitled to convert their Series D Shares into Series E Shares.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
11.Accumulated other comprehensive income (loss)
    AOCI consists of the following balances, net of tax:

	Foreign currency cumulative translation	Unrealized gain (loss) on cash flow hedges	Pension and post-employment actuarial changes	Total
Balance, January 1, 2023	$(98,467)	$(97,809)	$36,213	$(160,063)
OCI	(3,788)	57,351	8,395	61,958
Amounts reclassified from AOCI to the unaudited interim condensed consolidated statements of operations	(1,598)	2,136	(3,702)	(3,164)
Net current period OCI	$(5,386)	$59,487	$4,693	$58,794
OCI attributable to the non-controlling interests	(1,017)	—	—	(1,017)
Net current period OCI attributable to shareholders of AQN	(6,403)	59,487	4,693	57,777
Balance, December 31, 2023	$(104,870)	$(38,322)	$40,906	$(102,286)
OCI	(9,013)	15,927	—	6,914
Amounts reclassified from AOCI to the unaudited interim condensed consolidated statements of operations	718	(6,465)	(4,031)	(9,778)
Net current period OCI	$(8,295)	$9,462	$(4,031)	$(2,864)
OCI attributable to the non-controlling interests	698	—	—	698
Net current period OCI attributable to shareholders of AQN	$(7,597)	$9,462	$(4,031)	$(2,166)
Balance, March 31, 2024	$(112,467)	$(28,860)	$36,875	$(104,452)
Amounts reclassified from AOCI for foreign currency cumulative translation affected derivative gain (loss). Those for unrealized gain (loss) on cash flow hedges affected revenue from non-regulated energy sales, interest expense and derivative gain (loss); while those for pension and other post-employment actuarial changes affected pension and other post-employment non-service costs.
12.Dividends
All dividends of the Company are made on a discretionary basis as determined by the Board. The Company declares and pays the dividends on its common shares in U.S. dollars. Dividends declared were as follows:

	Three months ended March 31,
	2024				2023
	Dividend		Dividend per share		Dividend		Dividend per share
Common shares		$75,467		$0.1085		$75,386		$0.1085
Series A preferred shares	C$	1,973	C$	0.4110	C$	1,549	C$	0.3226
Series D preferred shares	C$	1,273	C$	0.3182	C$	1,273	C$	0.3182

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
13.Related party transactions
(a)Equity-method investments
The Company provides administrative and development services to its equity-method investees and is reimbursed for incurred costs. To that effect, during the three months ended March 31, 2024, the Company charged its equity-method investees $12,623 (2023 - $29,301).
Additionally, up to January 4, 2024, Liberty Development JV Inc., which was an equity-investee of the Company that was the Company’s joint venture with funds managed by Infrastructure and Power strategy of Ares Management, LLC for its non-regulated development platform, provided development services to the Company on specified projects, for which it earned a development fee upon reaching certain milestones. However, during the three months ended March 31, 2024 no such development fees were charged to the Company (2023 - $nil).
On January 4, 2024, the Company acquired the remaining 50% ownership in Liberty Development JV Inc. See note 3 for details.
(b)Redeemable non-controlling interest held by related party
Liberty Development Energy Solutions B.V., which was an equity investee of the Company up to January 4, 2024, has a Margin Loan in the amount of $306,500 with a previous maturity date of January 26, 2024. On January 4, 2024, Algonquin (AY Holdco) B.V., a consolidated subsidiary of the Company, acquired the remaining 50% ownership in Liberty Development Energy Solutions B.V. (see note 3 for more details). On January 8, 2024, the maturity date of the Margin Loan was extended to September 30, 2024. The Margin Loan is collateralized through a pledge of ordinary shares of Atlantica Sustainable Infrastructure plc ("Atlantica"). A collateral shortfall would occur if the net obligation as defined in the agreement would equal or exceed 50% of the market value of such Atlantica shares, in which case the lenders would have the right to sell Atlantica shares to eliminate the collateral shortfall. The Margin Loan is repayable on demand if Atlantica ceases to be a public company or if certain other events are announced or completed that could restrict the ability of Liberty (AY Holdings) B.V.("AY Holdings") to sell or transfer its Atlantica ordinary shares. Liberty Development Energy Solutions B.V. has a preference share ownership in AY Holdings, which AQN previously reflected as redeemable non-controlling interest held by related party. As of March 31, 2024, the Company has reclassified it to long-term debt (note 7). During the three months ended March 31, 2024, the Company incurred non-controlling interest attributable to Liberty Development Energy Solutions of $nil (2023 - $6,050) and recorded distributions of $nil (2023 - $5,998).
(c)Non-controlling interest held by related party
Non-controlling interest held by related party represents an interest in a consolidated subsidiary of the Company, acquired by Atlantica Yield Energy Solutions Canada Inc. ("AYES Canada") in May 2019 for $96,752 (C$130,103). During three months ended March 31, 2024, the Company recorded distributions of $nil (2023 - $6,058).
(d)     Transactions with Atlantica
On December 28, 2023, Liberty Development Spain, S.A., a wholly owned subsidiary of the Company entered into an agreement to sell its 100% equity interests in Liberty Jimena, S.L. and Liberty Caparacena, S.L., and its 80% equity interest in Liberty Infrastructuras, S.L. to Atlantica for a nominal amount. As a result, the Company recorded an impairment loss of $1,481 in 2023. The transaction closed on January 23, 2024.
Subsequent to the quarter-end, on April 9, 2024, Algonquin Power Fund (America), LLC, a wholly owned subsidiary of the Company, sold its 100% equity interest in the Cedar 1 Solar Project to Ashusa Inc. a subsidiary of Atlantica, for a consideration of $2,000 and reimbursement of costs incurred.
The above related party transactions have been recorded at the exchange amounts agreed to by the parties to the transactions.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
14.Non-controlling interests and redeemable non-controlling interests
Net effect attributable to non-controlling interests consists of the following:

	Three months ended
	March 31
	2024	2023
HLBV and other adjustments attributable to:
Non-controlling interests - tax equity partnership units	$40,208	$34,571
Non-controlling interests - redeemable tax equity partnership units	331	331
Other net earnings attributable to:
Non-controlling interests	(9,380)	(8,323)
	$31,159	$26,579
Redeemable non-controlling interest, held by related party	—	(6,050)
Net effect of non-controlling interests	$31,159	$20,529
The non-controlling tax equity investors ("tax equity partnership units") in the Company's U.S. wind power and solar power generating facilities are entitled to allocations of earnings, tax attributes and cash flows in accordance with contractual agreements. The share of earnings attributable to the non-controlling interest holders in these subsidiaries is calculated using the HLBV method of accounting.
15.Income taxes
For the three months ended March 31, 2024, the income tax expense (recovery) in the unaudited interim condensed consolidated statements of operations represents an effective tax rate different than the Canadian enacted statutory rate of 26.5%. The differences are as follows:

	Three months ended
	March 31
	2024	2023
Expected income tax (recovery) expense at Canadian statutory rate	$(34,876)	$72,692
Increase (decrease) resulting from:
Effect of differences in tax rates on transactions in and within foreign jurisdictions and change in tax rates	(1,161)	(11,158)
Adjustments from investments carried at fair value	20,083	(29,265)
Change in valuation allowance	(3,788)	(1,467)
Non-controlling interests share of income	6,002	10,192
Tax credits	(3,303)	(12,410)
Amortization and settlement of excess deferred income tax	(1,511)	(3,751)
Foreign exchange difference and other	7,251	(132)
Income tax (recovery) expense	$(11,303)	$24,701

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
15.Income taxes (continued)
The following table illustrates the movement in the deferred tax valuation allowance:

	Three months ended
	March 31
	2024	2023
Beginning balance	$97,344	$107,583
Charged to income tax expense (recovery)	(3,788)	(1,467)
Charged (reduction) to OCI	1,998	(8,720)
Ending balance	$95,554	$97,396
The Company’s overall net deferred tax asset position related to Canadian attributes increased from $151,759 to $168,557 during the three months ended March 31, 2024, primarily due to the decrease in the value of the Company’s investment in Atlantica. As at March 31, 2024, it is considered more likely than not that there will be sufficient taxable income in the future that will allow realization of these net deferred tax assets. The Company considered all evidence, both positive and negative, including the announcement of the sale of the renewable energy business, the availability of tax planning strategies and the carryforward period of its Canadian net operating losses in making this assessment. The Company will continue to monitor this position at each balance sheet date.
16.Other net losses
Other net losses consist of the following:

	Three months ended
	March 31
	2024	2023
Renewable energy business sale costs (a)	5,909	—
Kentucky termination costs (b)	—	2,752
Other (c)	4,692	710
	$10,601	$3,462
(a)Renewable energy business sale costs
On August 10, 2023, the Company announced that it is pursuing a sale of its renewable energy business. For the three months ended March 31, 2024, the Company incurred costs of $5,909 (2023 - $nil), related to this process.
(b)Kentucky termination costs
On April 17, 2023, Liberty Utilities Co. mutually agreed with American Electric Power Company, Inc. and AEP Transmission Company, LLC to terminate the purchase agreement for Kentucky Power Company and AEP Kentucky Transmission Company, Inc. Prior to the termination of such agreement, for the three months ended March 31, 2023, the Company incurred transaction costs of $2,752.
(c)Other
Other losses primarily consist of remarketing fees related to the Notes (Note 7(c)), and other miscellaneous write-offs.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
17.Basic and diluted net earnings (loss) per share
Basic and diluted earnings (loss) per share have been calculated on the basis of earnings (loss) attributable to the common shareholders of the Company and the weighted average number of common shares and bonus deferral restricted share units outstanding. Diluted net loss per share is computed using the weighted-average number of common shares, additional shares issued subsequent to quarter-end under the dividend reinvestment plan, and, if dilutive, potential incremental common shares related to the convertible debentures or resulting from the application of the treasury stock method to the Green Equity Units (note 7) and the weighted average number of outstanding share options, PSUs, RSUs and DSUs outstanding during the period.
The reconciliation of the net earnings (loss) and the weighted average shares used in the computation of basic and diluted earnings (loss) per share are as follows:

	Three months ended
	March 31
	2024	2023
Net earnings (loss) attributable to shareholders of AQN	$(89,146)	$270,139
Series A preferred share dividend	1,466	1,148
Series D preferred share dividend	946	944
Net earnings (loss) attributable to common shareholders of AQN – basic and diluted	$(91,558)	$268,047
Weighted average number of shares
Basic	689,564,036	687,693,510
Effect of dilutive securities	—	2,454,187
Diluted	689,564,036	690,147,697
This calculation of diluted shares excludes the potential impact of the Green Equity Units that will be issued and all potential incremental shares that may become issuable pursuant to outstanding securities of the Company for the three months ended March 31, 2024 as they are anti-dilutive. This calculation of diluted shares for the quarter ended March 31, 2023 excludes the potential impact of the Green Equity Units and 3,995,526 securities, as they are anti-dilutive.
18.Segmented information
The Company is managed under two primary business units consisting of the Regulated Services Group and the Renewable Energy Group. The two business units are the two segments of the Company.
The Regulated Services Group, the Company's regulated operating unit, owns and operates a portfolio of electric, water distribution and wastewater collection, and natural gas utility systems and transmission operations in the United States, Canada, Bermuda and Chile; the Renewable Energy Group, the Company's non-regulated operating unit, owns and operates, or has investments in, a diversified portfolio of renewable and thermal energy generation assets.
For the purposes of evaluating the performance of the business units, the Company allocates the realized portion of any gains or losses on financial instruments to the specific business units. Dividend income from Atlantica and AYES Canada are included in the operations of the Renewable Energy Group, while interest income from San Antonio Water System is included in the operations of the Regulated Services Group. Equity method income and losses are included in the operations of the Regulated Services Group or Renewable Energy Group based on the nature of the activities of the investees. The change in value of investments carried at fair value, unrealized portion of any gains or losses on derivative instruments not designated in a hedging relationship and foreign exchange gains and losses are not considered in management’s evaluation of divisional performance and are, therefore, allocated and reported under corporate.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
18.Segmented information (continued)

	Three months ended March 31, 2024
	Regulated Services Group	Renewable Energy Group	Corporate	Total
Revenue (1)(2)	$624,831	$84,576	$—	$709,407
Other revenue	11,749	15,534	410	27,693
Fuel, power and water purchased	197,804	3,538	—	201,342
Net revenue	438,776	96,572	410	535,758
Operating expenses (3)	207,531	53,595	659	261,785
Depreciation and amortization	92,020	37,259	261	129,540
Loss on foreign exchange	—	—	11,857	11,857
Operating income (loss)	139,225	5,718	(12,367)	132,576
Interest expense	(48,710)	(19,795)	(34,019)	(102,524)
Income (loss) from long-term investments and other income	7,921	2,022	(157,697)	(147,754)
Other expenses	(3,691)	(1,312)	(8,903)	(13,906)
Earnings (loss) before income taxes	$94,745	$(13,367)	$(212,986)	$(131,608)
Property, plant and equipment	$8,981,554	$3,687,945	$28,205	$12,697,704
Investments carried at fair value	1,853	953,885	—	955,738
Equity-method investees	112,042	330,858	6	442,906
Total assets	12,603,339	5,308,641	395,799	18,307,779
Capital expenditures	$183,214	$29,332	$—	$212,546
(1) Renewable Energy Group revenue includes $9,649 related to net hedging gain from energy derivative contracts and availability credits for the three-month period ended March 31, 2024 that do not represent revenue recognized from contracts with customers.
(2) Regulated Services Group revenue includes $2,967 related to alternative revenue programs for the three-month period ended March 31, 2024 that do not represent revenue recognized from contracts with customers.
(3) Operating expenses for the Renewable Energy Group include development costs of $8,556 and other operating costs (previously called administrative expenses) of $6,029 for the three months ended March 31, 2024.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
18.Segmented information (continued)

	Three months ended March 31, 2023
	Regulated Services Group	Renewable Energy Group	Corporate	Total
Revenue (1)(2)	$674,532	$78,716	$—	$753,248
Other revenue	13,647	11,371	361	25,379
Fuel, power and water purchased	267,150	7,806	—	274,956
Net revenue	421,029	82,281	361	503,671
Operating expenses (3)	196,852	40,429	839	238,120
Depreciation and amortization	85,857	35,545	239	121,641
Loss on foreign exchange	—	—	1,436	1,436
Operating income (loss)	138,320	6,307	(2,153)	142,474
Interest expense	(38,478)	(14,895)	(28,545)	(81,918)
Income from long-term investments and other income	10,328	29,742	179,942	220,012
Other expenses	(4,249)	—	(2,008)	(6,257)
Earnings before income taxes	$105,921	$21,154	$147,236	$274,311
Capital expenditures	$147,381	$22,368	$—	$169,749
	December 31, 2023
Property, plant and equipment	$8,945,637	$3,539,069	$32,744	$12,517,450
Investments carried at fair value	1,962	1,113,767	—	1,115,729
Equity-method investees	112,180	343,712	501	456,393
Total assets	$12,658,955	$5,367,011	$347,995	$18,373,961
(1) Renewable Energy Group revenue includes $7,199 related to net hedging gain from energy derivative contracts for the three-month period ended March 31, 2023 that do not represent revenue recognized from contracts with customers.
(2) Regulated Services Group revenue includes $3,706 related to alternative revenue programs for the three-month period ended March 31, 2023 that do not represent revenue recognized from contracts with customers.
(3) Operating expenses for the Renewable Energy Group include development costs of $3,987 and other operating costs of $3,732 for the three months ended March 31, 2023.
The majority of non-regulated energy sales are earned from contracts with large public utilities. The Company has sought to mitigate its credit risk by selling energy to large utilities in various North American locations. None of the utilities contribute more than 10% of total revenue.
AQN operates in the independent power and utility industries in the United States, Canada and other regions. Information on operations by geographic area is as follows:

	Three months ended March 31
	2024	2023
Revenue
United States	$626,906	$640,424
Canada	50,495	53,128
Other regions	59,699	85,075
	$737,100	$778,627
Revenue is attributed to the regions based on the location of the underlying generating and utility facilities.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
19.Commitments and contingencies
(a)Contingencies
AQN and its subsidiaries are involved in various claims and litigation arising out of the ordinary course and conduct of its business. Although such matters cannot be predicted with certainty, management does not consider AQN’s exposure to such litigation to be material to these unaudited interim condensed consolidated financial statements. Accruals for any contingencies related to these items are recorded in the unaudited interim condensed consolidated financial statements at the time it is concluded that their occurrence is probable and the related liability is estimable.
Mountain View Fire
On November 17, 2020, a wildfire now known as the Mountain View Fire occurred in the territory of Liberty Utilities (CalPeco Electric) LLC ("Liberty CalPeco"). The cause of the fire remains under investigation, and CAL FIRE has not yet released its final report. There are currently 21 lawsuits that name certain subsidiaries of the Company as defendants in connection with the Mountain View Fire, as well as a non-litigation claim brought by the U.S. Department of Agriculture seeking reimbursement for alleged fire suppression costs and a notice from the U.S. Bureau of Land Management seeking damages for the alleged burning of public lands without authorization. Fourteen lawsuits are brought by groups of individual plaintiffs alleging causes of action including negligence, inverse condemnation, nuisance, trespass and violations of Cal. Pub. Util. Code 2106 and Cal. Health and Safety Code 13007 (one of these 14 lawsuits also alleges the wrongful death of an individual and various subrogation claims on behalf of insurance companies). On March 6, 2024, a trial commenced in Los Angeles County Superior Court on four bellwether cases with respect to inverse condemnation liability only. If the Company’s subsidiaries were found liable in those cases, the damages, if any, would not be determined at this trial. Liberty CalPeco filed a motion to disqualify the judge, which the Court denied. On May 6, 2024, Liberty CalPeco filed a petition for writ seeking authorization to appeal this issue. In another lawsuit, County of Mono, Antelope Valley Fire Protection District and Bridgeport Indian Colony allege similar causes of action and seek damages for fire suppression costs, law enforcement costs, property and infrastructure damage, and other costs. In six other lawsuits, insurance companies allege inverse condemnation and negligence and seek recovery of amounts paid and to be paid to their insureds. The likelihood of success in these lawsuits is uncertain. Liberty CalPeco intends to vigorously defend them. The Company accrued estimated losses of $66,000 for claims related to the Mountain View Fire, against which Liberty CalPeco has recorded expected recoveries from insurance of $66,000. The resulting net charge to earnings was $nil. The estimate of losses is subject to change as additional information becomes available. The actual amount of losses may be higher or lower than these estimates. While the Company may incur a material loss in excess of the amount accrued, the Company cannot estimate the upper end of the range of reasonably possible losses that may be incurred. The Company has wildfire liability insurance that is expected to apply up to applicable policy limits.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
19.Commitments and contingencies (continued)
(b)Commitments
In addition to the commitments related to the development projects disclosed in note 6, the following significant commitments exist as of March 31, 2024.
AQN has outstanding purchase commitments for power purchases, natural gas supply and service agreements, service agreements, capital project commitments and land easements. Detailed below are estimates of future commitments under these arrangements:

	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter	Total
Power purchase (1)	$39,135	$23,831	$12,336	$12,582	$12,831	$126,584	$227,299
Natural gas supply and service agreements (2)	100,564	68,744	40,143	32,318	27,990	148,145	417,904
Service agreements	74,529	64,078	54,958	54,775	52,675	252,692	553,707
Capital projects	4,936	—	—	—	—	—	4,936
Land easements and others	16,171	15,422	15,646	15,813	16,049	540,000	619,101
Total	$235,335	$172,075	$123,083	$115,488	$109,545	$1,067,421	$1,822,947
(1)    Power purchase: AQN’s electric distribution facilities have commitments to purchase physical quantities of power for load serving requirements. The commitment amounts included in the table above are based on market prices as at March 31, 2024. However, the effects of purchased power unit cost adjustments are mitigated through a purchased power rate-adjustment mechanism.
(2)     Natural gas supply and service agreements: AQN’s natural gas distribution facilities and thermal generation facilities have commitments to purchase physical quantities of natural gas under contracts for purposes of load serving requirements and of generating power.
20.Non-cash operating items
The changes in non-cash operating items consist of the following:

	Three months ended
	March 31
	2024	2023
Accounts receivable	$(9,889)	$13,763
Fuel and natural gas in storage	2,629	32,494
Supplies and consumables inventory	(6,353)	(10,776)
Income taxes recoverable	2,091	549
Prepaid expenses	(2,332)	(7,048)
Accounts payable	22,692	(53,220)
Accrued liabilities	(31,198)	(126,165)
Current income tax liability	—	3,602
Asset retirements and environmental obligations	(849)	(1,069)
Net regulatory assets and liabilities	(31,334)	(16,921)
	$(54,543)	$(164,791)

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
21.Financial instruments
(a)Fair value of financial instruments

March 31, 2024	Carrying amount	Fair value	Level 1	Level 2	Level 3
Long-term investments carried at fair value	$955,738	$955,738	$906,688	$—	$49,050
Development loans and other receivables	94,695	104,133	—	104,134	—
Derivative instruments:
Interest rate swaps designated as a hedge	100,276	100,276	—	100,276	—
Interest rate cap not designated as hedge	964	964	—	964	—
Congestion revenue rights not designated as hedge	9,145	9,145	—	—	9,145
Cross-currency swap designated as a net investment hedge	2,217	2,217	—	2,217	—
Commodity contracts for regulatory operations	19	19	—	19	—
Total derivative instruments	112,621	112,621	—	103,476	9,145
Total financial assets	$1,163,054	$1,172,492	$906,688	$207,610	$58,195
Long-term debt	$9,089,678	$7,868,470	$2,192,654	$5,675,816	$—
Notes payable to related party	25,808	15,246	—	15,246	—
Convertible debentures	231	276	276	—	—
Derivative instruments:
Energy contracts designated as a cash flow hedge	74,492	74,492	—	—	74,492
Energy contracts not designated as hedge	6,676	6,676	—	—	6,676
Cross-currency swap designated as a net investment hedge	21,233	21,233	—	21,233	—
Cross-currency swap designated as a cash flow hedge	13,932	13,932	—	13,932	—
Interest rate swaps designated as a hedge	11,955	11,955	—	11,955	—
Commodity contracts for regulated operations	1,232	1,232	—	1,232	—
Total derivative instruments	129,520	129,520	—	48,352	81,168
Total financial liabilities	$9,245,237	$8,013,512	$2,192,930	$5,739,414	$81,168

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
21. Financial instruments (continued)
(a)Fair value of financial instruments (continued)

December 31, 2023	Carrying amount	Fair value	Level 1	Level 2	Level 3
Long-term investments carried at fair value	$1,115,729	$1,115,729	$1,054,665	$—	$61,064
Development loans and other receivables	158,110	155,735	—	155,735	—
Derivative instruments:
Interest rate swap designated as a hedge	72,936	72,936	—	72,936	—
Interest rate cap not designated as a hedge	1,854	1,854	—	1,854	—
Congestion revenue rights not designated as hedge	8,458	8,458	—	—	8,458
Total derivative instruments	83,248	83,248	—	74,790	8,458
Total financial assets	$1,357,087	$1,354,712	$1,054,665	$230,525	$69,522
Long-term debt	$8,516,030	$7,423,318	$2,532,608	$4,890,710	—
Notes payable to related party	25,808	15,320	—	15,320	—
Convertible debentures	230	276	276	—	—
Derivative instruments:
Energy contracts designated as a cash flow hedge	68,070	68,070	—	—	68,070
Energy contracts not designated as hedge	5,593	5,593	—	—	5,593
Cross-currency swap designated as a net investment hedge	10,533	10,533	—	10,533	—
Currency forward contract designated as hedge	6,779	6,779	—	6,779	—
Interest rate swaps designated as a hedge	11,790	11,790	—	11,790	—
Cross-currency swap designated as a cash flow hedge	5,547	5,547	—	5,547	—
Commodity contracts for regulated operations	2,564	2,564	—	2,564	—
Total derivative instruments	110,876	110,876	—	37,213	73,663
Total financial liabilities	$8,652,944	$7,549,790	$2,532,884	$4,943,243	$73,663

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
21.Financial instruments (continued)
(a)Fair value of financial instruments (continued)
The Company has determined that the carrying value of its short-term financial assets and liabilities approximates fair value as of March 31, 2024 and December 31, 2023 due to the short-term maturity of these instruments.
The fair value of the investment in Atlantica (level 1) is measured at the closing price on the NASDAQ stock exchange.
The fair value of development loans and other receivables (level 2) is determined using a discounted cash flow method, using estimated current market rates for similar instruments adjusted for estimated credit risk as determined by management.
The Company’s level 1 fair value of long-term debt is measured at the closing price on the NYSE and the Canadian over-the-counter closing price. The Company’s level 2 fair value of long-term debt at fixed interest rates has been determined using a discounted cash flow method and current interest rates. The Company's level 2 fair value of convertible debentures has been determined as the greater of their face value and the quoted value of AQN's common shares on a converted basis.
The Company’s level 2 fair value derivative instruments primarily consist of swaps, options, rights, subscription agreements and forward physical derivatives where market data for pricing inputs are observable. Level 2 pricing inputs are obtained from various market indices and utilize discounting based on quoted interest rate curves, which are observable in the marketplace.
The Company’s level 3 instruments consist of energy contracts for electricity sales, congestion revenue rights ("CRRs") and the Company's investment in AYES Canada. The significant unobservable inputs used in the fair value measurement of energy contracts are the internally developed forward market prices ranging from $15.47 to $155.17 with a weighted average of $40.68 as of March 31, 2024. The weighted average forward market prices are developed based on the quantity of energy expected to be sold monthly and the expected forward price during that month. The change in the fair value of the energy contracts is detailed in notes 21(b)(ii) and 21(b)(iv). The significant unobservable inputs used in the fair value measurement of CRRs are recent CRR auction prices ranging from $0.61 to $38.17 with a weighted average of $4.64 as of March 31, 2024. The significant unobservable inputs used in the fair value measurement of the Company's AYES Canada investment are the expected cash flows, the discount rates applied to these cash flows ranging from 8.32% to 8.82% with a weighted average of 8.53%, and the expected volatility of Atlantica's share price ranging from 27.47% to 33.19% as of March 31, 2024. Significant increases (decreases) in expected cash flows or increases (decreases) in discount rate in isolation would have resulted in a significantly lower (higher) fair value measurement.
(b)Derivative instruments
Derivative instruments are recognized on the unaudited interim condensed consolidated balance sheets as either assets or liabilities and measured at fair value at each reporting period.
(i)Commodity derivatives – regulated accounting
The Company uses derivative financial instruments to reduce the cash flow variability associated with the purchase price for a portion of future natural gas purchases associated with its regulated natural gas and electric service territories. The Company’s strategy is to minimize fluctuations in natural gas sale prices to regulated customers. As at March 31, 2024, the commodity volume, in dekatherms, associated with the above derivative contracts was 2,151,952.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
21.Financial instruments (continued)
(b)Derivative instruments (continued)
(i)Commodity derivatives – regulated accounting (continued)
The accounting for these derivative instruments is subject to guidance for rate regulated enterprises. Therefore, the fair value of these derivatives is recorded as current or long-term assets and liabilities, with offsetting positions recorded as regulatory assets and regulatory liabilities in the unaudited interim condensed consolidated balance sheets. Most of the gains or losses on the settlement of these contracts are included in the calculation of the fuel and commodity cost adjustments (note 5(a)). As a result, the changes in fair value of these natural gas derivative contracts and their offsetting adjustment to regulatory assets and liabilities had no earnings impact.
(ii)Cash flow hedges
The Company has sought to reduce the price risk on the expected future sale of power generation at the Sandy Ridge, Senate, Minonk and Sugar Creek Wind Facilities by entering into the following long-term energy derivative contracts.

Notional quantity (MW-hrs)	Expiry	Receive average prices (per MW-hr)	Pay floating price (per MW-hr)
3,381,054	September 2030	$24.54	Illinois Hub
315,110	December 2028	$29.17	PJM Western HUB
1,343,841	December 2027	$21.32	NI HUB
1,220,525	December 2027	$36.46	ERCORT North HUB

The Company mitigates the risk that interest rates will increase over the life of certain term loan facilities by entering into the following interest rate swap contracts. For an interest rate swap or cross-currency interest rate swap designated as hedging the exposure to variable cash flows of a future transaction, the effective portion of this derivative's gain or loss is initially reported as a component of other comprehensive income (loss) and subsequently reclassified into earnings once the future transaction impacts earnings. Amounts for interest rate contracts are reclassified to earnings as interest expense over the term of the related debt.

Derivative	Notional quantity		Expiry	Hedged item
Forward-starting interest rate swap		$350,000	July 2029	$350,000 subordinated unsecured notes
Cross-currency interest rate swap	C$	400,000	January 2032	C$400,000 subordinated unsecured notes
Forward-starting interest rate swap		$750,000	April 2032	$750,000 subordinated unsecured notes
Forward-starting interest rate swap		$575,000	June 2026	First $575,000 of the $1,150,000 senior unsecured notes issuance

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
21.Financial instruments (continued)
(b)Derivative instruments (continued)
(ii)Cash flow hedges (continued)
The following table summarizes OCI attributable to derivative financial instruments designated as a cash flow hedge:

	Three months ended
	March 31
	2024	2023
Effective portion of cash flow hedge	$15,927	$22,486
Amortization of cash flow hedge	(539)	(3,487)
Amounts reclassified from AOCI	(5,926)	(1,134)
OCI attributable to shareholders of AQN	$9,462	$17,865
The Company expects $36,128 of unrealized losses currently in AOCI to be reclassified, net of taxes, into non-regulated energy sales, investment loss, interest expense and derivative gains, within the next 12 months, as the underlying hedged transactions settle.
(iii)Foreign exchange hedge of net investment in foreign operation
The functional currency of most of AQN's operations is the U.S. dollar. The Company designates obligations denominated in Canadian dollars as a hedge of the foreign currency exposure of its net investment in its Canadian investments and subsidiaries. The related foreign currency transaction gain or loss designated as, and effective as, a hedge of the net investment in a foreign operation is reported in the same manner as the translation adjustment (in OCI) related to the net investment. A foreign currency gain of $12,588 for the three months ended March 31, 2024, (2023 - gain of $321 ) was recorded in OCI.
On May 23, 2019, the Company entered into a cross-currency swap, coterminous with the subordinated unsecured notes issued on such date, to effectively convert the $350,000 U.S.-dollar-denominated offering into Canadian dollars. The change in the carrying amount of the notes due to changes in spot exchange rates was recognized each period in the unaudited interim condensed consolidated statements of operations as loss (gain) on foreign exchange. The Company designated the entire notional amount of the cross-currency fixed-for-fixed interest rate swap as a hedge of the foreign currency exposure related to cash flows for the interest and principal repayments on the notes. Upon the change in functional currency of AQN to the U.S. dollar on January 1, 2020, this hedge was dedesignated. The Company redesignated this swap as a hedge of AQN's net investment in its Canadian subsidiaries. The related foreign currency transaction gain or loss designated as a hedge of the net investment in a foreign operation is reported in the same manner as the translation adjustment (in OCI) related to the net investment. The fair value of the derivative on the redesignation date will be amortized over the remaining life of the original hedge. A foreign currency loss of $2,217 for the three months ended March 31, 2024, (2023 - loss of $67) was recorded in OCI.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
21.Financial instruments (continued)
(b)Derivative instruments (continued)
(iii)     Foreign exchange hedge of net investment in foreign operation (continued)
Canadian operations
The Company is exposed to currency fluctuations from its Canadian-based operations. AQN manages this risk primarily through the use of natural hedges by using Canadian long-term debt to finance its Canadian operations and a combination of foreign exchange forward contracts and spot purchases.
The Company’s Canadian operations are determined to have the Canadian dollar as their functional currency and are exposed to currency fluctuations from their U.S. dollar transactions. The Company designates obligations denominated in U.S. dollars as a hedge of the foreign currency exposure of its net investment in its U.S. investments and subsidiaries. The related foreign currency transaction gain or loss designated as, and effective as, a hedge of the net investment in a foreign operation is reported in the same manner as the translation adjustment (in OCI) related to the net investment. A foreign currency loss of $491 for the three months ended March 31, 2024, (2023 - $123) was recorded in OCI.
The Company is party to a C$300,000 fixed-for-fixed cross-currency interest rate swap to effectively convert Canadian dollar debentures into U.S. dollars. The Company designated the entire notional amount of the cross-currency interest rate swap and related short-term U.S. dollar payables created by the monthly accruals of the swap settlement as a hedge of the foreign currency exposure of its net investment in the Company’s U.S. operations. The gain or loss related to the fair value changes of the swap and the related foreign currency gains and losses on the U.S. dollar accruals that are designated as, and are effective as, a hedge of the net investment in a foreign operation are reported in the same manner as the translation adjustment (in OCI) related to the net investment. A loss of $4,004 for the three months ended March 31, 2024, (2023 - gain of $381) was recorded in OCI.
The Company is party to a fixed-for-fixed cross-currency interest rate swap to effectively convert the C$400,000 Canadian-dollar-denominated debentures into U.S. dollars. The Renewable Energy Group designated the entire notional amount of the cross-currency interest rate swap and related short-term U.S. dollar payables created by the monthly accruals of the swap settlement as a hedge of the foreign currency exposure of its net investment in the Renewable Energy Groups’s U.S. operations. The gain or loss related to the fair value changes of the swap and the related foreign currency gains and losses on the U.S. dollar accruals that are designated as, and are effective as, a hedge of the net investment in a foreign operation are reported in the same manner as the translation adjustment (in OCI) related to the net investment. A loss of $6,974 for the three months ended March 31, 2024, (2023 - gain of $12) was recorded in OCI.
Chilean operations
The Company is exposed to currency fluctuations from its Chilean-based operations. The Company's Chilean operations are determined to have the Chilean peso as their functional currency. Chilean long-term debt used to finance the operations is denominated in Chilean Unidad de Fomento.
(iv)Other derivatives and risk management
In the normal course of business, the Company is exposed to financial risks that potentially impact its operating results. The Company employs risk management strategies with a view to mitigating these risks to the extent possible on a cost-effective basis. Derivative financial instruments are used to manage certain exposures to fluctuations in exchange rates, interest rates and commodity prices. The Company does not enter into derivative financial agreements for speculative purposes. For derivatives that are not designated as hedges, the changes in the fair value are immediately recognized in earnings.
The Company seeks to mitigate the volatility of energy congestion charges at the ERCOT transmission grid by entering into CRRs, which as of March 31, 2024 had a notional quantity of 1,969,065 MW-hours at prices ranging from $0.84 per MW-hr to $19.06 per MW-hr with a weighted average of $5.28 per MW-hr for April 2024 to June 2026. These CRRs are not designated as an accounting hedge.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
21.Financial instruments (continued)
(b)Derivative instruments (continued)
(iv)Other derivatives and risk management (continued)
The Company is party to an interest rate cap agreement in the amount of C$390,000 for the period between January 15, 2024 and June 17, 2024.
The Company mitigates the price risk on the expected future sale of power generation of one of its solar facilities through a long-term energy derivative contract with a notional quantity of 336,444 MW-hours, a price of $25.15 per MW-hr and expiring in August 2030 as an economic hedge to the price of energy sales. The derivative contract is not designated as an accounting hedge.
The effects on the unaudited interim condensed consolidated statements of operations of derivative financial instruments not designated as hedges consist of the following:

	Three months ended
	March 31
	2024	2023
Unrealized gain (loss) on derivative financial instruments:
Energy derivative contracts	$(696)	$(22)
Commodity contracts	(890)	1,128
	$(1,586)	$1,106
Realized gain (loss) on derivative financial instruments:
Energy derivative contracts	104	(2,293)
	$104	$(2,293)
Loss on derivative financial instruments not accounted for as hedges	(1,482)	(1,187)
Amortization of AOCI gains frozen as a result of hedge dedesignation	981	997
	$(501)	$(190)
Unaudited interim condensed consolidated statements of operations classification:
Gain on derivative financial instruments	$133	$2,166
Renewable energy sales	(634)	(2,356)
	$(501)	$(190)
(c)Supplier financing programs
In the normal course of business, the Company enters into supplier financing programs under which the suppliers can voluntarily elect to sell their receivables. The Company agrees to pay, on the invoice maturity date, the stated amount of the invoices that the Company has confirmed through the execution of bills of exchange. The terms of the trade payable arrangement are consistent with customary industry practice and are not impacted by the supplier’s decision to sell amounts under these arrangements. As of March 31, 2024, accounts payable include confirmed invoices from designated suppliers of $67,230 (December 31, 2023 - $62,173).
22.Comparative figures
Certain of the comparative figures have been reclassified to conform to the unaudited interim condensed consolidated financial statement presentation adopted in the current period.